UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41426

 Nano Labs Ltd

(Exact name of registrant as specified in its charter)

China Yuangu Hanggang Technology Building

509 Qianjiang Road, Shangcheng District,

Hangzhou, Zhejiang, 310000

People’s Republic of China

(Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

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EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on August 14, 2023 (Registration No. 333-273968) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Nano Labs Announces Pricing of $50.0 Million Registered Direct Offering and Concurrent

Private Placement for BNB Treasury Strategy

HONG KONG, June 26, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider in China, today announced that it has entered into a securities purchase agreement with certain institutional investors to purchase 5,952,381 Class A ordinary shares of the Company (the “Ordinary Shares”) in a registered direct offering. In a concurrent private placement, the Company also agreed to issue and sell to the investor warrants to purchase up to 5,952,381 Ordinary Shares. The combined effective offering price for each Ordinary Share and accompanying warrant is $8.40. The warrants are immediately exercisable, expire five years from the date of an effective registration statement, and have an initial exercise price of $10.00 per share which is subject to customary adjustment. The gross proceeds to the Company from the registered direct offering and concurrent private placement are estimated to be approximately $50.0 million before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

Proceeds from the offering and exercise of the warrants will be used to acquire BNB (Binance Coin) as part of the Company’s digital asset strategy.

The offering is expected to close on or about June 27, 2025, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The Ordinary Shares are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-273968), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 1, 2023. The offering of Ordinary Shares will be made only by means of a prospectus supplement that forms a part of such registration statement. The warrants to be issued in the concurrent private placement and the Class A ordinary shares issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus supplement relating to the sales of Ordinary Shares will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, it has established Bitcoin value investment and adopted Bitcoin as primary reserve asset. Nano Labs has established an integrated solution platform covering three main business verticals, including HTC solutions and HPC solutions. The HTC solutions feature its proprietary Cuckoo series chips, which have become alternative Application-Specific Integrated Circuit (“ASIC”) solutions for traditional GPUs. For more information, please visit the Company’s website at: ir.nano.cn.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the expected completion, timing and size of the offering and concurrent private placement and the intended use of the proceeds from the offering, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Risks and uncertainties that may cause such differences include, among other things: satisfaction of customary closing conditions related to the offering and the sale of the securities and Nano Lab’s ability to complete the offering. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Labs Ltd

By:	/s/ Jianping Kong
Name:	Jianping Kong
Title:	Chairman and Chief Executive Officer

Date: June 26, 2025

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